CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 10,000	$ 2,503	$ 12,503
Net Income	-	550	550
Stockholders' distributions	-	-	-
BALANCE AT THE END OF THE YEAR	$ 10,000	$ 3,053	$ 13,053